PENN Capital Funds Trust
c/o Penn Capital Management Company, LLC
1200 Intrepid Avenue, Suite 400
Philadelphia, PA 19112

March 3, 2021

VIA EDGAR TRANSMISSION

Mr. John Kernan
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	PENN Capital Funds Trust (the “Trust”)
1933 Act Registration File No. 333-200168
1940 Act Registration File No. 811-23011

Dear Mr. Kernan:

This correspondence is being filed in response to the oral comments provided to Gerald McBride, Treasurer of the Trust on February 5, 2021 regarding your review of the shareholder report filed on Form N-CSR for each series of the Trust (each, a “Fund,” and collectively, the “Funds”).  For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

The Trust’s responses to your comments regarding the Penn Capital Defensive Floating Rate Income Fund follow:

Form N-CSR

1.	Comment: What does the Fund consider a reasonably anticipated trade size (as that term is described in Rule 22e-4 – the Liquidity Rule)?

Response:	The Trust responds by stating that the Fund considers 10% to be a reasonably anticipated trade size based on the Fund’s historical flow and trade history.

2.	Comment: Describe the reasonably anticipated trade size relationship to institutional round lot market trade size.

Response:
The Trust responds by stating that the reasonably anticipated trade size was arrived at in relation to a trade in the Fund. Given the position sizes of the loans and bonds in the Fund, the current reasonably anticipated trade sizes are less than institutional round lot market trade size.

3.	Comment: Describe if the Fund’s valuation policy considers when a price obtained from a vendor does not reflect an exit price and if any adjustments are made to such a price.

Response:
The Trust responds by confirming that bank loan securities in the Fund are typically valued at the bid prices supplied by the Fund’s pricing agent based on broker-dealer supplied valuations, or directly by independent brokers when the pricing agent does not provide a price or the Fund’s Valuation Committee does not believe that the pricing agent price reflects the current market value. If a price of a position is sought using independent brokers, the Fund’s adviser seeks to obtain a bid price from at least two independent brokers who are knowledgeable about the position.  The price of the position would be deemed to be an average of such bid prices. In the absence of sufficient broker dealer quotes, securities are valued at fair value pursuant to procedures adopted by the Board.

If you have any additional questions or require further information, please contact Gerald McBride at 215-302-1500.

Sincerely,

/s/ Robert McLaughlin
Robert McLaughlin
Secretary
PENN Capital Funds Trust